===========================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 3)

                                    and

                                SCHEDULE 13D
                               (Rule 13d-101)

                              (Amendment No. 1)

                                VYSIS, INC.
                     (Name of Subject Company (Issuer))

                         RAINBOW ACQUISITION CORP.
                        a wholly owned subsidiary of
                            ABBOTT LABORATORIES
                    (Names of Filing Persons (Offerors))

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)

                                928961-10-1
                   (CUSIP Number of Class of Securities)

                              Jose M. de Lasa
            Senior Vice President, Secretary and General Counsel
                            Abbott Laboratories
                            100 Abbott Park Road
                      Abbott Park, Illinois 60064-6400
                               (847) 937-6100
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                              With a copy to:
                       Charles W. Mulaney, Jr., Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700
                         CALCULATION OF FILING FEE

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   Transaction Valuation*                             Amount of Filing Fee
      $375,598,258.50                                      $75,119.66
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*    Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 10,291,789 outstanding shares of common stock of Vysis, Inc. at a purchase price of $30.50 per share. The transaction value also includes the offer price of $30.50 per share, multiplied by 2,002,908, the estimated number of options outstanding under Vysis, Inc's employee stock option plans which are or will be, as a result of the transaction, exercisable for shares of common stock of Vysis, Inc. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:       $75,119.66       Filing party:  Abbott Laboratories and Rainbow Acquisition Corp.
     Form or Registration No.:    Schedule TO       Date Filed:    October 31, 2001


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to
         Rule 14d-1. [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [X] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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---------------------
CUSIP No. 928961-10-1
---------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ABBOTT LABORATORIES (I.R.S. IDENTIFICATION NO. 36-0698440)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                   (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              ILLINOIS
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 NUMBER OF               7      SOLE VOTING POWER
  SHARES                        -0-
BENEFICIALLY      ---------------------------------------------------------
 OWNED BY                8      SHARED VOTING POWER
   EACH                         10,192,813
 REPORTING        ---------------------------------------------------------
  PERSON                 9      SOLE DISPOSITIVE POWER
  WITH                          -0-
                  ---------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 10,192,813
---------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,192,813
---------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              EXCLUDES CERTAIN ISSUES                                  |_|
---------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               98.6%
---------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
---------------------------------------------------------------------------



-------------------------------------------- -------------------------------
CUSIP No. 928961-10-1
-------------------------------------------- -------------------------------
xxx

---------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              RAINBOW ACQUISITION CORP.
---------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                   (b) |_|
---------------------------------------------------------------------------
     3        SEC USE ONLY

---------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              OO
---------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
---------------------------------------------------------------------------
 NUMBER OF               7      SOLE VOTING POWER
  SHARES                        -0-
BENEFICIALLY      ---------------------------------------------------------
 OWNED BY                8      SHARED VOTING POWER
   EACH                         10,192,813
 REPORTING        ---------------------------------------------------------
  PERSON                 9      SOLE DISPOSITIVE POWER
  WITH                          -0-
                  ---------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 10,192,813
---------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,192,813
---------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              EXCLUDES CERTAIN ISSUES                                  |_|
---------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               98.6%
---------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
              CO
---------------------------------------------------------------------------



            This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 31, 2001, as amended (the "Schedule TO") by Rainbow Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott") and the Schedule 13D filed with the Commission by Purchaser and Abbott on November 1, 2001. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Vysis, Inc., a Delaware corporation (the "Company"), at $30.50 per Share net to the seller in cash, upon the terms and conditions set forth in its Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 4, 8 and 11.

Items 4, 8 and 11 are hereby amended and supplemented to include the following:

            The Offer expired at 12:00 midnight, New York City time, on November 29, 2001, and was not extended. Based on information provided by EquiServe Trust Company, N.A., the depositary for the Offer (the "Depositary"), 10,192,813 Shares (including 346,500 Shares subject to guarantee of delivery), representing approximately 98.6% of the outstanding Shares, were validly tendered pursuant to the Offer. Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

            Pursuant to the terms of the Agreement and Plan of Merger, dated as of October 24, 2001, among Abbott, Purchaser and the Company, Abbott intends to cause the merger of Purchaser with and into the Company (the "Merger") following the expiration of the Offer. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Abbott or any of its subsidiaries or held by the Company as treasury stock or owned by any subsidiaries of the Company, all of which will be cancelled and retired and will cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights in accordance with Delaware law) will be cancelled and converted automatically into the right to receive $30.50, without interest thereon, payable to the holder of such Share.

            On November 30, 2001, Abbott issued a press release announcing the results of the Offer. The full text of press release is filed as Exhibit (a)(5)(E) and is incorporated by reference herein.

Item 11.  Additional Information.

Sections (a)(2) and (a)(3) of Item 11 are hereby amended and supplemented to include the following:

            On November 29, 2001, the German Federal Cartel Office approved the proposed acquisition of the Company by Abbott.


Item 12.  Exhibits.

     (a)(1)(A)*   Offer to Purchase dated October 31, 2001.

     (a)(1)(B)*   Letter of Transmittal.

     (a)(1)(C)*   Notice of Guaranteed Delivery.

     (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

     (a)(5)(A)* Press Release issued by Abbott on October 24, 2001, incorporated herein by reference to the Schedule TO filed by Abbott on October 24, 2001.

     (a)(5)(B)* Summary Advertisement as published in The Wall Street Journal on October 31, 2001.

     (a)(5)(C)*   Press Release issued by Abbott on October 31, 2001.

     (a)(5)(D)*   Press Release issued by Abbott on November 23, 2001.

     (a)(5)(E)    Press Release issued by Abbott on November 30, 2001.

     (b)          Not applicable.

     (d)(1)* Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott, the Purchaser, and Vysis.

     (d)(2)* Stockholder Agreement, dated as of October 24, 2001, by and among Abbott, the Purchaser, Amoco Technology Company and BP America Inc.

     (d)(3)* Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between Vysis and Abbott.

     (d)(4)* Confidentiality Agreement, dated August 21, 2001, between BP Corporation North America Inc. and Abbott.

     (g)          Not applicable.

     (h)          Not applicable.

---------------
* Previously filed.





                                 SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  ABBOTT LABORATORIES


                                  By:  /s/ RICHARD A. GONZALEZ
                                       ---------------------------------------
                                       Name:  Richard A. Gonzalez
                                       Title: Executive Vice President,
                                              Medical Products


                                  RAINBOW ACQUISITION CORP.


                                  By:  /s/ THOMAS C. FREYMAN
                                       ---------------------------------------
                                       Name:  Thomas C. Freyman
                                       Title: Vice President


Dated: November 30, 2001





                               EXHIBIT INDEX


    Exhibit No.       Exhibit Name
    -----------       ------------

     (a)(1)(A)*       Offer to Purchase dated October 31, 2001.

     (a)(1)(B)*       Letter of Transmittal.

     (a)(1)(C)*       Notice of Guaranteed Delivery.

     (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

     (a)(5)(A)* Press Release issued by Abbott on October 24, 2001, incorporated herein by reference to the Schedule TO filed by Abbott on October 24, 2001.

     (a)(5)(B)* Summary Advertisement as published in The Wall Street Journal on October 31, 2001.

     (a)(5)(C)*       Press Release issued by Abbott on October 31, 2001.

     (a)(5)(D)*       Press Release issued by Abbott on November 23, 2001.

     (a)(5)(E)        Press Release issued by Abbott on November 30, 2001.

     (b)              Not applicable.

     (d)(1)* Agreement and Plan of Merger, dated as of October 24, 2001, by and among Abbott, the Purchaser and Vysis.

     (d)(2)* Stockholder Agreement, dated as of October 24, 2001, by and among Abbott, the Purchaser, Amoco Technology Company and BP America Inc.

     (d)(3)* Confidentiality Agreement, dated April 17, 2001, as amended on August 21, 2001, between Vysis and Abbott.

     (d)(4)* Confidentiality Agreement, dated August 21, 2001, between BP Corporation North America Inc. and Abbott.

     (g)              Not applicable.

     (h)              Not applicable.

---------------
* Previously filed.